UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WALTER INVESTMENT MANAGEMENT CORP.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

93317W102
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93317W102

1.	Names of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

Birch Run Capital Advisors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization
DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
[0]

	6.	Shared Voting Power
6,704,436

	7.	Sole Dispositive Power
[0]

	8.	Shared Dispositive Power
6,704,436

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,704,436

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 17.8%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 93317W102

1.	Names of Reporting Persons
I.R.S. Identification No. Of Above Persons (Entities Only)

BRC Advisors GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization
DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
[0]

	6.	Shared Voting Power
6,704,436

	7.	Sole Dispositive Power
[0]

	8.	Shared Dispositive Power
6,704,436

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,704,436

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 17.8%

12.	Type of Reporting Person (See Instructions) HC, IA

CUSIP No. 93317W102

1.	Names of Reporting Persons
I.R.S. Identification No. Of Above Persons (Entities Only)

Daniel Beltzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
352

	6.	Shared Voting Power
6,704,436

	7.	Sole Dispositive Power
352

	8.	Shared Dispositive Power
6,704,436

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,704,788

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 17.8%

12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 93317W102

1.	Names of Reporting Persons
I.R.S. Identification No. Of Above Persons (Entities Only)

Gregory Smith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization
UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
[0]

	6.	Shared Voting Power
6,704,436

	7.	Sole Dispositive Power
[0]

	8.	Shared Dispositive Power
6,704,436

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,704,436

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 17.8%

12.	Type of Reporting Person (See Instructions) HC

This Amendment No. 2 to Schedule 13G (this “Amendment”) is being filed on behalf of Birch Run Capital Advisors, LP, BRC Advisors GP, LLC, Daniel Beltzman and Gregory Smith (collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13G filed on February 14, 2014, as amended by the First Amended Schedule 13G filed on August 11, 2014 (the “Schedule 13G”) by the Reporting Persons.

Item 4.             Ownership

Item 4 of the Schedule 13G is hereby amended and restated as follows:

(a), (b), and (c)

		Number of Shares	Aggregate
	Number of Shares	With Shared	Number of	Percentage
	With Sole Voting	Voting	Shares	of Class
Reporting	and Dispositive	and Dispositive	Beneficially	Beneficially
Persons	Power	Power	Owned	Owned

Birch Run Capital Advisors, LP	[ 0 ]	[6,704,436]	[6,704,436]	[17.8 ]%

BRC Advisors GP, LLC	[ 0 ]	[6,704,436]	[6,704,436]	[17.8]%

Daniel Beltzman	[ 352]	[6,704,436]	[ 6,704,788 ]	[ 17.8 ]%

Gregory Smith	[ 0 ]	[6,704,436]	[6,704,436]	[17.8 ]%

Item 6.             Ownership of More than Five Percent on Behalf of Another Person

Item 6 of the Original 13G is hereby amended and restated to read as follows:

Item 2 is incorporated herein by reference. The private funds for which Birch Run Capital Advisors, LP provides investment advisory services have the right to receive the proceeds from the sale of the securities of the Issuer. As of Dec 31, 2014, Walloon BRC, LP and Pike BRC, LP, two of the private funds for which Birch Run Capital Advisors, LP serves as investment advisor, each had a greater than 5% interest in the securities of the Issuer.

Item 10.         Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2015

Birch Run Capital Advisors, LP
By: BRC Advisors GP, LLC, its general partner

By: /s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

BRC Advisors GP, LLC

By: /s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Daniel Beltzman

By: /s/ Daniel Beltzman

Gregory Smith

By: /s/ Gregory Smith

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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